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DonorSee

Video platform to finance world's poorest

🐦 f ◎ 🔖 **DONORSEE.COM** FAIRFAX STATION VIRGINIA

Software Technology B2C Social Impact
Mobile



💲 **Last Funded October 2018!**

$122,750
total funds raised ❔

74
total investors

FOLLOW FOR UPDATES



People want to donate but they don't know how their money is really used after giving to charity. DonorSee makes donating as transparent and direct as possible. Our aid workers on the ground post videos and share stories of people in need. Videos are short, personal and easily taken with smartphones. Our donors can watch videos and pick... more

Gret Glyer CEO @ DonorSee

 UPDATES¹⁵   ABOUT   GRAPEVINE²⁸   ASK A QUESTION¹¹

Why you may want to support us...

1 DonorSee has helped people in 50+ countries.

2 1,242 projects have been funded through DonorSee.

3 Raised close to $500,000 in less than 2 years.

Why people love us



I really love this app! It's the only charity I know where you can really choose and see exactly where your money goes. You first of all can see different projects and decide for which ones you can donate and then you will also stay updated about the progress and outcome of the project your money went to. Awesome!!

Hanna Full
DonorSee User



This is without a doubt the best app for charities out there. The tangible help and connections DonorSee makes are real and helping change people's lives. It has changed and will hopefully continue to change how donations are made and managed. I love the ability to give directly to specific causes and the updates the charities offer are AWESOME!

Jason Stopper
DonorSee User



Finally a concept of charity giving which allows you to SEE where your money goes and a great tool for start up welfare charities. I love the way this idea was born and it's been long overdue.

Eugenia Barnett
DonorSee User



Helping each other should be about just that—helping each other. Not sending checks to NGOs, nonprofits, 'causes,' etc. Those organizations might have their place, but when it comes to sudden disasters like Harvey, they're honestly way out of their element. Helping in situations like Harvey is about how quickly and directly you can give to the actual person you want to help. That's what we're doing. That's what P2P is about.

Gret Gyler
Founder of DonorSee

See more on Grapevine

The founder
MAJOR ACCOMPLISHMENTS



Gret Glyer
CEO
Spent 3 years living in the poorest country on the planet. Crowdfunded a 100% sustainable girl's school in rural Malawi. Featured in USA Today, National Review and HuffPo. Tedx Speaker.
🐦 f

Some of our investors
WE'VE RAISED $252,750 FROM 74+ INVESTORS SINCE OUR FOUNDING

Spencer T Folmar
We want to make films with truth and beauty. Our films shine light in the darkness, where few dare to explore.

Elma Greenwood
International Disaster Relief Coordinator. Follow me at DonorSee: Profile #1276

Steef Van Winkel
Global Product Lead @ Google. Investor.
(f)

Max Paderewski
Personal Injury Attorney

Michael Nelson
OB/Gyn physician in Cheyenne, WY

Brian Moore
Digital Marketing Professional who has spend my entire career in the San Francisco Startup world.

Michael Fleischer
free human

Lee Allison
Relentlessly promoting world peace via voluntary exchange aka MARKETING!
(in)

David Schools
Founding editor of Entrepreneur's Handbook. Inc columnist. Freelance writer. Published author. I interview founders.

along with 65 other investors

In the news



Downloads

🖼 gret.jpg

Hi I'm Gret. I lived in Malawi for 3 years.



I founded DonorSee after working as an aid worker in Malawi for three years. Malawi is one of the poorest countries in the world, and I got to experience first hand how small amounts of money can go really far if given directly to people who struggle to survive every day. Before starting DonorSee, I raised $100,000 to build a school for girls called Girls Shine Academy.


When You Educate A Girl, You Educate A Nation || GIRLS SHINE ACADEMY



Through this experience, my vision for DonorSee came, and I've been working on this ever since. Now DonorSee is used by aid workers in more than 50 countries and we've raised close to $500,000.

DonorSee Available on Web, iOS & Android

DonorSee is a platform that allows anyone to post short videos of people and projects they want to support in developing countries. Aid workers around the world post videos to share stories and fundraise for people they interact with daily. Videos are short yet honest. And donors can see exactly where their money is going. For every project, we make sure 90% of the donations go directly to the aid worker or organization that puts the fundraiser together. The rest goes to us and Stripe (for credit card transactions).



Aid Workers Update Progress with Videos



Aid workers are closest to the people they want to help. That's why we partnered up with aid workers on the ground to take short, authentic videos of individuals they want to help and update donors about their progress.

DonorSee is Growing

88%	50+	1,242
Success rate for fundraisers <$450	Countries DonorSee is used in	Number of successful fundraisers

4.81x
Average times a donor gives

Use of Funds

In our last fundraise, we raised $130,000 building out our iOS, Android and web apps and that resulted in $500,000 going to DonorSee projects around the world.

With the Wefunder fundraise, we will spend half the funds optimizing our web platform for new traffic (especially for mobile) and use the other half of the funds sending highly targeted digital ads.





Join Our Mission



April 25, 2018

I started DonorSee for one, very simple reason. I wanted donors to see how their money could be used to change the lives of those in need.

DonorSee used its initial round of funding to make this vision a reality. And we are proud of what we have accomplished so far. Donors have seen their money used to save lives, providing brain surgery, helping the disabled walk, helping the deaf hear, and saving a 7 year old girl's life just after she was attacked by a crocodile.

Now, I want to use the next round of funding to make sure everyone hears about us.

If the first round of funding was about turning our vision into reality, this next round is about handing reality a megaphone. Everyone needs to know about what we're doing.

With your help, I intend to use this next round of funding to do two things. First is to optimize the DonorSee web platform to properly handle incoming mobile traffic. And the second is to optimize our digital ads to find the least expensive way to reach the most generous donors.

DonorSee has been, and always will be, about the swell of grassroot supporters who band together to help those in need. We're on a mission to put effective charity into the palm of everyone's hand. And we are going to help a lot of people while we do it.

I hope you will strongly consider the tremendous amount of good that it would do to invest in our platform. Not only do we intend to grow our company that you will have stock in, but we intend to help the world while we do it. Your investment would mean a lot to me, to DonorSee and to those in need.

Thank you for your consideration,

Gret Glyer

Investor Q&A

What does your company do? ⌄   − COLLAPSE ALL

People want to donate but they don't know how their money is really used after giving to charity. DonorSee makes donating as transparent and direct as possible. Our aid workers on the ground post videos and share stories of people in need. Videos are short, personal and easily taken with smartphones. Our donors can watch videos and pick projects to give to so they know exactly how their donation is spent. And, best of all, afterwards they get video updates of their money working!

Where will your company be in 5 years? ⌄

We want to be the platform that people in 100+ countries use to help the poorest with high impact, sustainable projects.

Who are you and what is your company about? ⌄

My name is Gret. I launched DonorSee after living in Malawi, Africa for three years as an aid worker. Malawi is one of the poorest countries on the planet, and I spent my time there working to alleviate that poverty. DonorSee is the culmination of everything I learned and worked on while I was overseas. It's a combination of storytelling, poverty alleviation, and connecting people in the first world with people in the developing world. DonorSee helps donors see where their money goes. That doesn't mean they see a spreadsheet; they see the money's real impact through a video. Let's say you donate $150 to a little girl in India who needs hearing aids. A few days later, you will get a video from India of that girl hearing for the first time. We've had that interaction happen in over 50 countries.
DonorSee works as a two-sided marketplace matching donors with aid workers. We have aid workers living all over the world. They post projects of people like little girls in India who need hearing aids. The donors want to give in a way that's more personal and where they get to see their money making an impact. A lot of our donors are tired of giving money to a charity and just getting a thank you email and then never hearing from the charity again.

When did you launch DonorSee? ⌄

I lived in Malawi, Africa, from 2013 to 2016 and launched DonorSee on September 26, 2016. The application and the website went live then, but I was working on it behind the scenes and getting investors for it while I was still overseas in Malawi for about nine months. At the same time I was crowdfunding $100,000 for a girls' school as part of my work there, I was getting everything ready to go for DonorSee so I could launch it right after the girls' school was built.

How have things gone since the launch? ⌄

It's been about a year and a half and almost half a million dollars in donations have gone through the platform. In that time, I've been refining the product and trying to find product markets that make sense for us. We recently put a $450 limit on all projects. Before, we were fundraising for large projects like orphanages and water wells, but after a lot of consultations with different interested parties, we decided to institute the $450 max so that we could focus on the thing that we do better than anyone else.
It's been a lengthy process to determine what DonorSee can do that nobody else can. We are best at giving feedback on small, personal, high-impact projects. There are lots of people doing lots of amazing things in the world. DonorSee gives people the chance to support small, personal, high-impact projects. A girl in India needs hearing aids, so you give to that girl on DonorSee, and then the girl sends you a video saying thank you. That's the type of thing that we can do better than anyone else.

Why did you institute a maximum project cost of $450? ⌄

Our data shows that 88% of projects under $500 are funded relatively quickly and then there is a steep decline as the dollar amount goes up. Some projects over $500 would get funded, and some of them wouldn't. It would get complicated for us because someone would post a $2,000 project and only raise $150. That created some logistical problems. Meanwhile, projects that were under $500 were getting fully funded 88% of the time, and that number seems to be going up.
I also noticed that people tended to share their project on social media if it got funded faster. Even for a $50 project, people would post and be very excited about getting funding. People would talk about us more whenever these projects were funded. And all of our donors have told us that they love feeling like their $25 is making a difference in someone's life. That amount makes a big difference when it goes towards a water well for a village of a thousand people. The problem is that the water well costs $9,000, so one person's $25 feels like a drop in the bucket. When you give $25 of $150, you feel like the money is really making it to the other side of the world to impact someone personally.

Who is behind the projects seeking donations through DonorSee? ⌄

Think of DonorSee the way that you think of eBay or Uber. In Uber, you've got drivers driving around and you've got passengers needing to be picked up. With DonorSee, we have aid workers living in developing countries posting projects. They might be working at an orphanage, and they're taking pictures of people who have needs. The aid workers are like the Uber drivers. The donors are like the passengers.
A huge issue in development work is that often there are guys in suits, sitting in air-conditioned offices in Washington DC, making decisions affecting people on the other side of the world. They're not there to see the cause and effect of what's happening. DonorSee is great because the people who are making the decisions about how to assist the people in need are right there watching it happen.

What happens if a project isn't funded? ⌄

We are pushing for some aid workers to post 100 projects a year. They post 100 different projects and over the course of a year, they raise $30,000, based on an average of $300 per project. We have two aid workers who did that much last year. If they have a project that's not funded, it can still be funded later because there's traffic going to that person's profile. If one of their projects isn't funded, but the next two or three are funded, someone might eventually come back to that earlier project. It is possible that someone posts their first project on DonorSee and it gets only partially funded. We usually leave it up to the aid worker to decide how to handle that.

What side of the marketplace is the limiting factor at the moment? ⌄

Right now it's the aid workers. They are the bread and butter because there's a lot of different skills needed to be a good aid worker. For starters, you have to live overseas. That's a limitation for us. The second is that you have to be a good storyteller and be confident with social media and technology. You have to know how to use the app and post things. That gets rid of a lot of older people. Not everyone is capable of saying, "Here's a person in need and here's a good way you can help them." Finally, aid workers need to know how to help effectively. Some people don't understand that you can't just throw money at any situation.
Finding aid workers has been a barrier to entry for us for a long time, and it will be for anyone else who tries to get into this space. We recently put together a landing page to try and capture leads for more aid workers. When people went to the site before, it wasn't really clear where to go to do that. Now we've found a way to reliably grow our aid worker base by having aid workers refer more people.

Have you thought about partnerships with international relief groups? ⌄

Yes, and we just started a partnership with CURE International. They posted their first project a month ago and it was funded within a couple days. They got really excited, posted a second project, and it was also funded in a few days. That was in Kenya, and now they are opening another account in Niger. The Peace Corps is not an option for us at the moment because they see DonorSee as a crowdfunding platform, which is off-limits to Peace Corps workers. They don't see how DonorSee is different.

How are you different from a crowdfunding platform like GoFundMe? ⌄

At GoFundMe, if Johnny breaks his leg and wants to fundraise for his hospital bills, he makes a GoFundMe account and fundraises through his friends and family. We're different because it's an aid worker who's posting the project. DonorSee brings the donors to the aid workers. The aid worker is not fundraising through friends and family but is using the platform to meet new donors.Every once in a while, a project on GoFundMe goes super viral. That person is fortunate to have that happen, but there's no expectation that it will happen. We would love the aid workers to bring a ton of new users to DonorSee, but finding aid workers has limited our growth. If the aid workers are posting enough stories to be funded, we just need more stories. At a later stage, we would have aid workers bring donors onto the platform, but reaching the donors hasn't been what's limiting our growth.

What are your plans for the next 6 to 12 months? ⌄

I have a 10-year plan that I uploaded to YouTube. It's just me talking into a webcam and giving a PowerPoint for 45 minutes. The next two years are mostly about pumping storytellers into DonorSee. The only reliable way we've found new storytellers is through referrals from existing storytellers. Nothing else that we've tried has worked that well. I have a spreadsheet where I'm tracking every time I email an existing storyteller. My goal over the next two to three years is to find 100 storytellers who are each bringing in $100,000 per year. I want them posting and getting enough projects funded that $30,000 is coming into the platform through their profiles. That's based on $300 for the average project.

What is the incentive for the aid organization? ⌄

The money raised through DonorSee is usually supplemental income for an existing ministry. For example, CURE International has a multi-million-dollar ministry where they do orthopedic surgeries for people who can't otherwise afford them. At the same time, CURE has a bunch of other needs for these patients. Sometimes they need prosthetics or other things. That stuff doesn't fall into CURE's budget, so they're looking for supplemental ways to take care of that expense.
There's also increased visibility for groups like CURE. As soon as I get funding, my top priority is to build out the storyteller profiles. Right now, the profile for CURE is of a woman named Natalie, who is the representative of CURE focusing on DonorSee. People go to her profile on the site and see a picture of Natalie and the bio she wrote. You see all of her previously funded projects and her current projects that need funding. I want to build out the profile for Natalie so that she can answer questions and people can learn more about her. I want her to be able to do things like add a video so she can introduce herself.

Other sites like this are more specialized. How do you describe your focus? ⌄

The reason people go to Watsi is that they want to help with healthcare. The reason people go to Charity Water is that they want to help with clean water. The reason people come to DonorSee is that they want a relationship with the people that they're giving to. It's a bit different than being passionate about a certain type of activism. Our customers, or our donors, are coming for a different reason. Our focus comes from the small, personal, high-impact updates we give donors. Other platforms are good for focusing on a certain type of cause. Our focus is the people on the ground doing the aid work. Other charities are smart to do things their way, and I have no reason or data to suggest we should change how we're doing things.

How are aid workers telling their stories, and are you helping them do that? ⌄

Our whole platform is based on raw video updates. We actually brag about how basic our videos are. Most of them are a 20- or 30-second cell phone video. Most people in the millennial generation prefer that. They want something that's authentic over something that's highly produced. Every charity has a highly produced video that explains why people should give them money. That's good that charities have done that for a while, but I wanted one video for every single person on this site, both before and after. That's how we're better.
It's been a struggle to find storytellers and then ensure that they're posting quality content. Once we get a certain amount of good storytellers, the content will improve on its own. I draw on the comparison of Uber, or YouTube, or eBay. More Uber drivers in a city mean pickup times are faster and rates are cheaper. Likewise, with DonorSee, the more people we have posting projects, the more competition there will be for donor dollars. People will make their project videos more compelling so that they can earn those donor dollars for whatever ministry they're working on. Certain marketplace dynamics will help make that happen. I also want to impose a report card system for the first five projects for all new storytellers. Every time a storyteller posts a project, they will get a report card showing where they did well and where they can improve.

How do you think about the ideal "customer" on that side of the marketplace and how to find more of them? ⌄

The average donor on our platform gives more than twice a month. In March, the average donor gave 3.1 times. This was a year ago, but we had one month where the average donor gave 3.1 times in that month. Our donors come and they just blanket different projects. We have people who show up at the same time every week and give to a bunch of different projects. The ideal donor, to me, is someone who gives generously to several different projects several times a month.
The projects that are posted on our site are really drastic. You're saving someone's life or at least dramatically improving their life for a few hundred bucks. You're giving somebody the ability to walk, or the ability to hear or see. These are drastic projects for very small amounts of money. It's so shocking how much you can do with the size of the projects on our site, so the donors tend to show up.

Is it all individuals donating or are corporations also participating? ⌄

We have a handful of e-commerce stores that enjoy giving to us because they want to give a portion of their revenue away to charity. One is Mugdom, which sell mugs at mugdom.com. Mugdom could give to any charity and talk about how 10% of their revenue goes to that charity. But when Mugdom gives to DonorSee, they get to show their customers a video of a child in China saying thank you for helping him get his hearing back. They can send that video to their whole email list and use it to generate more sales. We've explored expanding on those types of relationship with other companies.
 Everything we've done is on a shoestring budget. We've explored a bunch of different areas, but we've never had the funds to go deep in any of them. I think e-commerce stores have big potential for us.

What are your customer acquisition costs and a customer's lifetime value? ⌄

We haven't spent any money on marketing, so all of the customers we've gotten have cost us nothing. I don't have data to say how much it would cost to do that stuff. We just haven't had the funds to experiment with marketing like I wish we could.

How do you make money? ⌄

We take a percentage from every transaction, similar to Go Fund Me, or Kickstarter, or even Wefunder.

What's a major challenge you've faced since launching? ⌄

The cash burn rate was an issue for a long time. We were building a bunch of features, and I had hired a couple of people to try and help us find storytellers. They were working hard but not having much success. I was just watching our bank account dwindle, so I asked several people for advice. They said, well, I needed to make more money or cut my expenses. I hated the idea of letting people go, especially people who are working hard and are passionate about DonorSee. I put together a spreadsheet of what our numbers were like and how much we were spending. I sat down with one of the guys on the team and explained where we were and that unless something changed in the next month or two, I wasn't confident I'd be able to keep paying him. Eventually, I had to let him go, but there was no animosity. I still keep in touch with him. His family still gives on DonorSee, and he still tells his friends about DonorSee.

How do you think about competition, if any? ⌄

I think about competition a lot because we're not like a pet food store with 10 other pet food stores that we're trying to outmaneuver. We have competitors who are like us in some ways, but there's no one who's exactly like us. There are charities like Charity Water, Watsi, and Kiva. Watsi is great, and a lot of times when people donate there, they get a picture back and a little story, but the costs are higher. On Watsi and Kiva, you're basically paying for something that already happened. We're different, and better in my mind, because all of our needs are happening in real time.
If you give on GoFundMe, you get a thank you email. You might get a text update every once in a while, but there's no expectation that you're going to get a thank you video with your name in it. We're trying to provide people with personalized giving and the other sites trying to do that aren't that close. If you want to give personally, DonorSee does it 10 times better than anything else that's out there.
One time, a girl was bitten by a crocodile. Someone took a picture of the girl, uploaded it to DonorSee, and raised $170 in a couple of minutes to take that girl to the hospital. That type of real-time emergency care wouldn't be possible with the other sites. Retroactive funding is not nearly as compelling as actually stepping in to save a person's life.

Who's behind your software development? ⌄

The person working on our platform is Barbara, and she lives in Raleigh, North Carolina. She does a really good job. When I get more funds, I plan to hire her to build more features. I work with a designer to design the features, and then I hand it over to Barbara, and we work together to make sure the features are how I want them to be. In a couple years, when we're ready, I'd love to hire a full-time CTO.
I've done everything on a shoestring budget. I have no technical talent and have never written a line of code. The technology that we have for the amount of money that we've spent is a testament to my application of the 80/20 rule. We have a well-polished and well-developed product considering how little money has gone into it. That's something I'm extremely proud of, and it's a testament to how I will use future resources.

How do you send donated money to the intended project? ⌄

We use the payment platform Stripe Connect. When someone donates $100, $90 goes directly to the aid worker's bank account or the bank account of the organization the aid worker represents. We work with accounts in the US, the UK, Canada, and Australia. The money wouldn't go into an African bank account. The aid worker or the organization is responsible for deploying the money.

How much money are you seeking to raise and what will you do with that money? ⌄

The ideal situation would be $250,000. I want to grow our volume 4.5 times, and I want to increase the amount we take per transaction. If we add bank transfers, our take per transaction goes up significantly. By making those two adjustments, we would have an annual runway of $100,000. My goal is to use the money for that. We would build features that empower storytellers and encourage storytellers to evangelize to new storytellers. The funding would also go toward doing data-driven experiments to figure out the most high-impact ways to spend money on social media advertising to donors.

Why do you think you're uniquely suited to make this happen? ⌄

I've always been entrepreneurial, and I've always had an insatiable appetite to learn. Once I do something with my hands, I've learned it forever. While I lived in Malawi, I did everything I could to work on extreme poverty alleviation with my bare hands. I wanted to be a part of every different poverty-alleviation effort that's out there. I was building houses for orphans and widows at first. Later it turned into work on preventable diseases, clean water, agriculture, sustainable development, and livestock. The capstone project I worked on was crowdfunding $100,000 for a girls' school. I spent three years living in the poorest country on the planet. People there lived on a dollar a day, so I understand the value of money better than almost anyone else. I'm very careful with how I spend money because I know how valuable it is to a lot of people on this planet.
I'm an incredibly fast learner, and I rigorously apply the 80/20 rule to anything I can. I'm always looking for avenues that have the highest impacts with the least amount of resources. There's an idea called 80,000 Hours, and it's the idea that one of the best ways to help a large number of people is by getting a high-paying job and giving a majority of your income away. It's called 80,000 hours because that's how much you work over a career. If you have a high-paying job, you can help a lot of people in the course of a year. I could get a consulting job and make seven figures, and help a lot of people that way, but that's too small for me. My ambitions are way too big to be satisfied with something like that. I'm a guy who thinks 10 years ahead. I don't know how many other investors are talking about something that's going to happen past 18 months from now, but I have a whole 10 year-plan that you can find on YouTube right now that talks about what the charity world is going to look like in 2028 because of DonorSee.

Financials

DonorSee has financial statements ending December 31 2019. Our cash in hand is $88,442, as of March 2020. Over the three months prior, revenues averaged $8,391/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $7,301/month.



At a Glance
January 1 to December 31

$67,849 [71%]
Revenue

-$34,959
Net Loss

$0
Short Term Debt

$0
Raised in 2019

$88,442
Cash on Hand
As of 03/24/20

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$235,292

$67,849

$-70,568

$-34,959

2018   2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-52% ⓘ

Gross Margin:
100% ⓘ

Return on Assets:
-41% ⓘ

Earnings per Share:
N/A

Revenue per Employee:
$67,849 ⓘ

Cash to Assets:
97% ⓘ

Revenue to Receivables:
–

Debt Ratio:
131% ⓘ

▤ Comparative Financial Statements DonorSee LLC 2019.pdf

▤ review report 2017 FINAL.pdf   ▤ review report 2016 FINAL.pdf

Risks

1 The Apple store is not allowing the company to update their iOS app, because they aren't comfortable with donations being given through the app. As a result downloads of the iOS app may suffer, which could negatively impact business.

2 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3 The company has made an assumption that there is a market for a personal giving experience (as opposed to a traditional model of giving to an organization). However, if that proves untrue DonorSee, LLC may not be able to attract new customers or retain existing customers.

4 An economic downturn could slow economic growth, and make consumers less willing to contribute funds to DonorSee, LLC. As a result the company may experience slower growth, which may harm its operating results.

5 As a crowdfunding platform, in order to achieve true scale a critical mass of users needs to be achieved on the website. Failure to reach critical mass may result in the platform being ineffective for the existing users, preventing them from continuing use and harming operations of the business.

6 Unfavorable media related to the company's industry, company, brands, marketing,

personnel, operations, business performance, or prospects could negatively affect their reputation, ability to attract high quality talent, and/or the performance of the business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid the product, which could negatively affect their financial results.

7   The company's future success depends on the efforts of a small management team, namely the single founder. The loss of services of him may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel we require to successfully grow our business.

8   The company's founder and CEO owns 77.3% of the company's outstanding units. The founder is currently the company's sole member of its Board of Directors, and therefore has significant control over the management of the company and the direction of its policy and affairs. This concentrated control in the company will limit Investors' ability to influence company matters.

9   The company faces competition from other social enterprises that are already established and have far more resources for funding marketing. Attracting and retaining customers in this climate may be difficult.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Gret Glyer	CEO @ DonorSee, LLC	2016

Officers

OFFICER	TITLE	JOINED
Gret Glyer	CEO President	2016

Voting Power ^{a}

HOLDER	SECURITIES HELD	VOTING POWER
Gret Glyer	Membership interests	76.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$107,000	SAFE
06/2016	$130,000	Convertible Note

Outstanding Debts

None.

Related Party Transactions

Name	Investar2, LLC
Amount Invested	$130,000
Transaction type	Convertible Note
Issued	06/06/2016
Interest	10.0 per annum
Discount rate	0.0
Maturity	06/06/2018
Converted	Yes
Valuation cap	$1,000,000
Relationship	Member of DonorSee, LLC

Convertible note made by Investar2, LLC.

The note has converted to 15.7% voting rights in the LLC as of April 2018.

Use of Funds

$50,000   50% → Facebook ads 45% → website optimization 5% → Wefunder intermediary fee

$250,000   50% → Facebook ads 45% → website optimization 5% → Wefunder intermediary fee

Capital Structure

This is an LLC with no issued units.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

